UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Grupo Aeropotuario del Sureste, S.A.B. de C.V.
(Name of Subject Company (Issuer))
Fernando Chico Pardo
(Names of Filing Persons (Offeror))
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares
Series B Shares, without par value
(Title of Class of Securities)
40051E202
(CUSIP Number of Class of Securities)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
Calculation of Filing Fee

Transaction valuation	Amount of Filing Fee
Not Applicable*	Not Applicable
     *Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is an article published by Reuters following an interview with Fernando Chico Pardo.
UPDATE 1-Offer for Mexico’s Asur seen ready within weeks
Mon Apr 9, 2007 5:49pm ET
(Adds quotes, detail and background)
MEXICO CITY, April 9 (Reuters) — The chairman of Mexican airport operator Asur said on Monday his plan to offer to buy 43 percent of the company, which would give him a majority stake, should be ready to go in less than a month.
Fernando Chico Pardo told Reuters in a telephone interview that once the 56-peso-per-share offer for the stake in Asur (ASURB.MX: Quote, Profile, Research) (ASR.N: Quote, Profile, Research) is approved by regulators and launched, it will last for 20 days.
“I can’t give an exact date but I think we should be able to make an offer to the market within two or three weeks,” he said.
A successful bid would bring Pardo’s stake in Asur, which operates nine airports in southeast Mexico, to more than 50 percent, taking into account his indirect ownership through Inversiones y Tecnicas Aeroportuarias, or ITA.
The offer is almost 6 percent higher than Asur’s current share price.
Chico Pardo said Asur’s value was already reflected in its stock price and said he was willing to pay a premium because of tax benefits he would realize if his acquisition goes through.
“Why can I pay a bit more? Because the way the operation is being done is fiscally and financially efficient,” he said.
The planned offer was announced at the end of March.
Shares in Asur, which manages the Cancun resort airport, gained 0.42 percent to 52.95 pesos on Monday.
Important Notice
The following legend was not included in the original Reuters article above but should be read in conjunction with such article.
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any tender offer will be made only through an offer to purchase and related materials. In connection with the tender offer, Fernando Chico Pardo (“Mr. Chico”) will file an offer to purchase and related materials with the Mexican National Banking and Securities Commission and a Tender Offer Statement on Form TO (containing an offer to purchase, letter of transmittal and related materials) with the United States Securities and Exchange Commission. Investors and security holders of Grupo Aeropotuario del Sureste, S.A.B. de C.V. (“Asur”) are advised to read those disclosure materials, and other disclosure materials, when they are filed and become available, because those materials will contain important information. You should consider the information contained in the disclosure materials before making any decision about the tender offer or whether to tender your shares. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Mr. Chico with the Mexican National Banking and Securities Commission at the Mexican Stock Exchange’s website at www.bmv.com.mx and with the United States Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials may also be obtained from Mr. Chico’s information agent after the tender offer is commenced.
This press release contains forward-looking statements relating to Mr. Chico’s commencement of a tender offer for shares of Asur class B common stock and his expectations with regard to the proposed transaction. Specific forward-looking statements relate to (i) the terms and conditions of the tender offer; (ii) the anticipated benefits to Asur’s shareholders that could result from the transaction; and (iii) Mr. Chico’s expectations as to the timing of the commencement of the tender offer, completion of the regulatory approval process and completion of the tender offer. These forward-looking statements are based on Mr. Chico’s current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond Mr. Chico’s control. Therefore, Mr. Chico can give no assurance that the proposed transaction will be completed or that the conditions to the tender offer will be satisfied. Other factors that could cause actual results to differ materially from the statements made herein include, among others: (i) the satisfaction, or waiver by Mr. Chico, of all conditions to the tender offer; (ii) Mr. Chico’s ability to receive any and all necessary approvals, including any governmental or regulatory approvals and the approval of Asur’s Board of Directors; (iii) Mr. Chico’s ability to close the financing necessary for the tender offer; and (iv) other factors as described in filings with the United States Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in Asur’s annual report on Form 20-F for the fiscal year ended December 31, 2005. Mr. Chico undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.